82-3611

PACIFIC RIM
MINING CORP.

02034338

02 MAY 22 AM 10:

F... Release #02-05
TSE, AMEX Symbol PMU

SUPPL

May 21, 2002

PACIFIC RIM ACQUIRES BONANZA-GRADE LA CALERA PROJECT

Pacific Rim Mining Corp. is pleased to announce that it has signed a letter of intent with Minerales Entremares El Salvador, S.A. de C.V. to acquire the La Calera gold project, located approximately 8 kilometers west of Pacific Rim's El Dorado gold deposit in El Salvador. Under the letter of intent Pacific Rim has the option to acquire 100% of the 35 square kilometer project by making payments of: US $ 5,000 on signing (paid), US $15,000 on completion of a two month due diligence period; and US $20,000, $35,000,$75,000 and $150,000 the first through fourth anniversaries, respectively. Additionally, Pacific Rim will undertake staged work obligations totaling US $375,000. A 0.5% NSR granted to the owners can be bought out for US $200,000 before the 6 month anniversary of the commencement of commercial production.

The La Calera project hosts a bonanza epithermal gold vein system similar to that at Pacific Rim's El Dorado project. Previous workers identified three principal veins, which were mapped and sampled on a reconnaissance level. Five trenches dug across the approximately 1 meter-wide Rosa vein over a strike length of 500 meters returned assays of 28.47 g/t gold, 15.67 g/t gold, 29.73 g/t gold, 3.52 g/t gold and 30.77 g/t gold. The highest-grade sample documented to date from the project assayed 45.89 g/t gold.

Pacific Rim intends to reopen the old trenches, conduct confirmation sampling and reconnaissance-scale mapping on the La Calera project in the coming months. If results warrant, a detailed exploration program will be conducted to define potential drill targets.

"We are intrigued by the exploration potential of the La Calera project, either as a stand-alone or as an add-on to our nearby El Dorado gold deposit," states Tom Shrake, CEO. "We continue to look for quality bonanza prospects in Central America and other epithermal belts along the Pacific margin. It is in this prolific geologic environment that we have the technical expertise and geographic experience to provide our shareholders a competitive edge."

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

On behalf of the board of directors,

Thomas C. Shrake
CEO

dlw 5/29

The results reported in this news release were not generated by Pacific Rim. The Company intends to conduct confirmation sampling as part of its due diligence on the La Calera project and will present the results from this exploration work in accordance with NI 43-101.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to confirmation of previous sampling results, plans for future work programs and option payments and the potential significance of future exploration results.

The TSE has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#2390 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com